UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                      NATURALLY ADVANCED TECHNOLOGIES, INC.
                      _____________________________________
                                (Name of Issuer)


               SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE
               __________________________________________________
                         (Title of Class of Securities)


                                    63902D108
                                 ______________
                                 (CUSIP Number)


                                  CHEN YEN YEO
                                10 SECOND AVENUE
                              SINGAPORE, SINGAPORE
                                     266660
                            TELEPHONE NO. 65-97975864
   ___________________________________________________________________________
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                               SEPTEMBER 30, 2007
             _______________________________________________________
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No.
________________________________________________________________________________


1.  Names of Reporting Person:  Chen Yen Yeo
    I.R.S. Identification Nos. of above person (entities only): need

________________________________________________________________________________

2.  Check the Appropriate Box if a Member of a Group (SEE Instructions)
    (a) [ ]
    (b) [ ]
________________________________________________________________________________

3.  SEC Use Only:

________________________________________________________________________________

4.  Citizenship or Place of Organization

    Singapore
________________________________________________________________________________

Number of Shares Beneficially by Owned by Reporting Person With:

7.  Sole Voting Power: 2,000,000

8.  Shared Voting Power: -0-

9.  Sole Dispositive Power: 2,000,000

10. Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Reporting Person:          2,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (SEE INSTRUCTIONS):

                                                             (1)
13. Percent of Class Represented by Amount in Row (11): 7.89%

14. Type of Reporting Person (SEE Instructions): IND

(1) Based on 25,573,819 shares of the Issuer's common stock issued and outstanding as of September 30, 2007.

The class of equity securities to which this statement relates is shares of common stock, par value $0.001 per share (the "Shares"), of Naturally Advanced Technologies, Inc. a corporation organized under the laws of the Province of British Columbia, Canada (the "Issuer"). The principal executive offices of the Issuer is 1008 Homer Street, Suite 402, Vancouver, British Columbia Canada V6B 2X1.


ITEM 2.  IDENTITY AND BACKGROUND

A.  NAME OF PERSON FILING THIS STATEMENT:

    This statement is filed by Chen Yen Yeo (the "Reporting Person"). By signing this statement, the Reporting Person agrees that this statement is filed on his behalf.


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CUSIP No.
________________________________________________________________________________


B.  RESIDENCE OR BUSINESS ADDRESS:

    The business address of the Reporting Person is 10 Second Avenue, Singapore, Singapore 266660.

C.  PRESENT PRINCIPAL OCCUPATION AND EMPLOYMENT:

    The Reporting Person is a businessman.

D.  CITIZENSHIP:

    Singapore

ITEM 3.

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

         (a)  [ ] Broker or dealer registered under Section 15 of the Act.

         (b)  [ ] Bank as defined in Section 3(a)(6) of the Act.

         (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act.

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

         (e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)
                  (E).

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

         (g)  [ ] A parent holding company in accordance with Rule 13d-1(b)(ii)
                  (G).

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

         (j)  [ ] Group in accordance with Rule 13d-1(c).

ITEM 4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities identified in item 1.

         (a)  Amount beneficially owned.

              2,000,000 shares of common stock.


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CUSIP No.
________________________________________________________________________________


         (b)  Percent of class.

                  7.89%

         (c)  Number of shares as to which the person has:

              (i) sole power to vote or to direct the vote:

                  2,000,000

              (ii) shared power to vote or to direct the vote:

                   -0-

              (iii) sole power to dispose or to direct the disposition of:

                   2,000,000

              (iv) shared power to dispose or to direct the disposition of:

                   -0-.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

    Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

    Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

    Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

    Not applicable.

ITEM 10. CERTIFICATION

    Not applicable.



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CUSIP No.
________________________________________________________________________________



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 10, 2008
                                             /s/ CHEN YEN YEO
                                             _______________________
                                                 Chen Yen Yeo

























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